November 14, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	Save Foods, Inc. (the “Company”)
Form 10
Filed on September 26, 2019
File No. 000-56100

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated October 23, 2019 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 10 filed September 26, 2019

Our Business, page 6

1.	For each of the products you currently offer, or plan to offer, please clarify where you are in the process of regulatory approvals in each country in which you plan to sell, and what steps are needed to get required approvals.

Response: The Company advises the Staff that it has updated the disclosure on page 6 of Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Intellectual Property, page 7

2.	Please disclose which of your products are protected by patents and describe the general nature of the patent protection.

Response: The Company advises the Staff that it has updated the disclosure on page 7 of Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Risk Factors, page 9

3.	We note that some of your products may serve the cannabis market. Please tell us what consideration you gave to providing related risk factor disclosure, including possible law enforcement consequences under federal and state laws related to the cannabis industry.

Response: The Company advises the Staff that it has updated the disclosure on page 17 of Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Executive Compensation

Employment Agreement, page 32

4.	Please file the Corporate Advisory Consulting Agreement with Goldmed Ltd. or advise.

Response: The Company advises the Staff that it has included as Exhibit 10.5 the Corporate Advisory Consulting Agreement with Goldmed Ltd., which has been filed with Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Item 9. Market Price and Dividends on the Registrant’s Common Equity, page 38

5.	Please state the high and low bid information for your common stock, as applicable. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response: The Company advises the Staff that it has updated the disclosure on page 37 of Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Condensed Consolidated Statements of Changes in Shareholders Equity, page F-34

6.	Please revise to include the year to date information for the comparable period of 2018 (i.e. June 30, 2018). Refer to Rule 8-03(a)(5) of Regulation S-X and SEC Release 33-10532.

Response: The Company advises the Staff that it has revised its Consolidated Financial Statements in response to the Staff’s comment.

June 30, 2019 Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 – General, page F-36

7.	We note that in June 2019, you effected a 15 to 1 reverse stock split. Please be advised that even though the transaction took place subsequent to year-end, the stock split should be reflected retroactively for all periods in which financial statements are presented. Although it appears as though your interim June 30, 2019 financials have been appropriated revised to account for the reverse split, your December 31, 2018 financial statements do not appear to reflect the change. Accordingly, please revised your filing to retroactively reflect the 15-to-1 reverse stock split, including appropriate disclosure concerning the details of the split in all financial statement periods presented and elsewhere in the document as appropriate. In this regard, we note that the 5,000,000 shares issued in January 2018 on page 39 appears to reflect the pre-split amount. Please revise accordingly. See guidance in ASC 260-10-55-12 and SAB Topic 4C.

Response: The Company advises the Staff that it has revised its Consolidated Financial Statements in response to the Staff’s comment.

General

8.	Please note that your registration statement will become effective automatically sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: The Company acknowledges the Staff’s comment and is aware of the reporting requirements of the Securities Exchange Act of 1934, which shall become applicable upon effectiveness of the Form 10.

9.	We note that your forum selection provision in your Amended and Restated By-Laws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities law and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company advises the Staff that it has updated the disclosure on page 41 of Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Liquornik Geva Leshem Tal (+972-3-610-3961).

Sincerely,

/s/ Dan Sztybel
Dan Sztybel
Chief Executive Officer
Save Foods, Inc.